BioHarvest Sciences Announces Voluntary Delisting from CSE

Vancouver, British Columbia and Rehovot, Israel – February 10, 2025 - BioHarvest Sciences Inc., (Nasdaq: BHST) (CSE: BHSC)  (FSE: 8MV0) (“BioHarvest” or “the Company”), a company pioneering its patented Botanical Synthesis technology process, today announced that that it has applied and received approval for a voluntary delisting of its common shares from the Canadian Securities Exchange ("CSE"). The delisting from the CSE will not affect the company's listing on the Nasdaq Global Market. The common shares will continue to trade on the Nasdaq under the symbol “BHST”.

The company believes that the trading volume of its shares on the CSE no longer justifies the expenses, administrative efforts, and regulatory burdens required to maintain a dual listing. The company also believes that delisting from the CSE will create a central marketplace for its common shares on the Nasdaq and ultimately benefit the long-term liquidity and shareholder value of the company. For these reasons, BioHarvest’s management team and Board of Directors have made the decision to voluntarily delist from the CSE, consolidating the trading of its shares to Nasdaq. All shareholders can continue trading BioHarvest’s shares on Nasdaq under the symbol “BHST”.

The Company is grateful to the CSE for providing its initial opportunity to access public markets.

It is expected that the close of business on Friday, February 14, 2025, will be the final trading day for BioHarvest on the CSE.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (CSE: BHSC) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us